Todos Medical Limited

1 Hamada Street

Rehovot Israel

March 18, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Registration Statement on Form F-1

Filed February 26, 2016

File No. 333-209744

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated March 11, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Our Company, page 6

1.	Please describe briefly the method by which you “train your tests” to a specific country. Please make any corresponding changes in your business section.

RESPONSE:	We have revised our disclosure in the Prospectus Summary and Business sections to describe how we train our proprietary technology so that it is compatible with the population of a country.

2.	We refer to your disclosure regarding your receipt of CE approval and that such approval, “allows [you] to legally commercialize [y]our products in Europe and some other parts of the world with relatively small efforts.” We also note your disclosure in the following paragraph that you will need to conduct additional clinical trials in order to commercialize your cancer screening tests in countries that accept CE certification. Please revise your disclosure to resolve any inconsistencies and clarify whether you are currently able to market your products, and if so, please disclose any jurisdiction in which you are currently marketing such products. In addition, please describe briefly the meaning and significance of a CE certification and include the regulatory agency and jurisdiction that grants the certification, the requirements to obtain approval, and the date upon which you received the certification. Please make any corresponding changes to your prospectus.

RESPONSE:	We have revised our disclosure to clarify that although we have CE approval which allows us to legally commercialize our products in Europe, without demonstrable scientific data from clinical trials by region, medical professionals within these regions might not recommend or endorse our products and therefore we are planning on conducting two phases of clinical trials as described in our filing. We have also clarified that we are not yet marketing our products in any jurisdiction.

We have also revised our disclosure to describe the U.K. regulatory agency that granted our TBIA method CE approval, the date of such approval, and the requirements to obtain such approval.

Suzanne Hayes, Assistant Director
Securities and Exchange Commission
March 18, 2016

We have made corresponding changes to other sections of our prospectus.

3.	We note your disclosure regarding “small pilot” clinical trials. Please expand your disclosure here and in your business section to describe the purpose and parameters of your “small pilot” clinical trials. In addition, please clarify your disclosure to state whether you have submitted or were granted approval by the FDA of an investigational new drug application, and, if so, please state the date of your application or grant, respectively. In the alternative, please include disclosure, if true, that in order to conduct your planned clinical trials in the United States you will be required to receive approval from the FDA of an investigational new drug application, and include the approximate timeline for your submission of the application. Please make any corresponding changes throughout your prospectus.

RESPONSE:

We have expanded our disclosure in the Prospectus Summary and Business sections to describe the purpose of our U.S. clinical trials as enabling the Company to go to the FDA with the results and begin a dialogue with the FDA and seek the FDA’s recommendation (not their approval) as to trial size and the protocols for future U.S. clinical trials. The Company plans on submitting a formal application to the FDA for approval of the TBIA method after the Company has completed its clinical trials in the U.S. We believe we have previously described the parameters of our U.S. clinical trials with our disclosure that the initial clinical trials will consist of approximately 200 patients.

In addition, we have clarified our disclosure to describe that because the Company is an IVD firm and is not developing a drug, the Company believes it will not need to submit an investigational new drug application to the FDA prior to conducting clinical trials in the United States. The Company will only need IRB approval prior to conducting clinical trials in the U.S.

4.	Please revise your disclosure to describe the CLIA pathway and include a discussion of how you would be able to commercialize your products in the United States using this pathway. In addition, please expand your risk factors and business section to disclose any material differences between a potential FDA track for approval as contemplated by your “small pilot” trials and an approval pursuant to a CLIA.

RESPONSE:	As the Company is still in the very early stages of considering a CLIA pathway for purposes of commercializing our products in the U.S, we have removed all references to CLIA in our filing.

Suzanne Hayes, Assistant Director
Securities and Exchange Commission
March 18, 2016

Past Clinical Studies, page 48

5.	We refer to your clinical studies. For each of the results of your studies, please disclose whether any statistical analysis was performed and include any corresponding p-values. In addition, please explain the meaning and significance of the achievement of a “partially” obtained objective.

RESPONSE:	We have revised our disclosure regarding our clinical studies to disclose whether any statistical analysis was performed and any corresponding p-values. We have also revised our disclosure to specify that, as to the second objectives of some of the studies (distinguishing between cancers or between groups of patients), the statistical parameters were not established due to low patient numbers in each group preventing reliable statistical analysis. As to these objectives, our observations were qualitative rather than quantitative. We will need to conduct largest trials in the future to better understand the differences between, as the case maybe, cancers or groups.

6.	Please refer to your first bullet on page 48. Please revise your disclosure to describe the method by which the responses of “good, intermediate and unfavorable response” were measured. In addition, please disclose whether any statistical analysis was performed and include any corresponding p-values.

RESPONSE:	We have revised our disclosure to clarify that a good response (meaning, a good response to chemotherapy)was a fast return of the PBMC values towards normal control values. An intermediate response was a slow return of the PBMC values towards normal control values. An unfavorable response was the PBMC values not returning towards normal control values. No T test was done in order to distinguish between the three tendencies.

Employment Agreements with Executive Officers, page 68

7.	Please revise your disclosure to state whether shareholder approval for Mr. Zigdon’s employment agreement is required and, if so, whether you have or intend to obtain shareholder approval.

RESPONSE:	We have clarified our disclosure to state that currently, Mr. Zigdon’s employment agreement is in full force and effect and does not require the approval of our shareholders. Once we become a public company under the Israeli Companies Law (on the first day our ordinary shares start trading), we will be subject to certain provisions of the Israeli Companies Law with respect to approving the terms of engagement of our officers and directors.

Transactions with Related Persons, page 69

8.	We refer to your disclosure on page 68 regarding various option grants. Please address these in your discussion of related party transactions and recent sales of unregistered securities in accordance with Item 7 of Form 20-F and Item 701 of Regulation S-K, respectively.

RESPONSE:	We have added disclosure regarding option grants to our discussion of related party transactions and recent sales of unregistered securities.

Exhibit Index

9.	Please include a list of subsidiaries as an exhibit to your Form F-1 in accordance with Item 601 of Regulation S-K.

RESPONSE:	We have filed Exhibit 21.1 listing our one subsidiary.

Suzanne Hayes, Assistant Director
Securities and Exchange Commission
March 18, 2016

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer